UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. ________)*

Cool Technologies, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

404273 10 4

(CUSIP Number)

Jay A. Palmer

Spirit Bear Limited

1470 1st Ave – No. 4A

New York, NY 10075

Tel.: 212-717-5425

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 31, 2016

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐  Rule 13d-1(b)
☐  Rule 13d-1(c)
☒  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 404273 10 4	13G	Page 2 of 4 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Spirit Bear Limited EIN 27-1347181
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 11,374,854
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 11,374,854
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,374,854
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.62%
12.	TYPE OF REPORTING PERSON (see instructions) CO

CUSIP No. 404273 10 4	13G	Page 3 of 4 Pages

Item 1.

(a)	Name of Issuer Cool Technologies, Inc.

(b)	Address of Issuer’s Principal Executive Offices 8875 Hidden River Parkway – Ste. 300 Tampa, FL 33637

Item 2.

(a)	Name of Person Filing Spirit Bear Limited

(b)	Address of the Principal Office or, if none, residence 1470 1st Ave. New York, NY 10075

(c)	Citizenship US

(d)	Title of Class of Securities Common stock, $0.001 par value per share

(e)	CUSIP Number 404273 10 4

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 11,374,854

(b)	Percent of class: 9.62%

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote: 11,374,854.

	(ii)	Shared power to vote or to direct the vote:

	(iii)	Sole power to dispose or to direct the disposition of: 11,374,854.

	(iv)	Shared power to dispose or to direct the disposition of:

CUSIP No. 404273 10 4	13G	Page 4 of 4 Pages

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable

Item 8.	Identification and Classification of Members of the Group.

Not applicable

Item 9.	Notice of Dissolution of Group.

Not applicable

Item 10.	Certification.

Not applicable

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

03/17/2017 Date

/s/Jay A. Palmer Signature

Jay A. Palmer, President Name/Title

4